FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a - 16 or 15b - 16 of
                      The Securities Exchange Act of 1934

                       For the month of March, 2003

                                 TAG Oil Ltd.

                (Translation of registrant's name into English)

              887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

                   (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F           X           Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         X           No

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TAG Oil Ltd.
                                                (Registrant)
Date:   March 12, 2003
                                                "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

                                 FORM 53-901F

                                Securities Act

             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

        TAG Oil Ltd.
        887 Helmcken Street
        Vancouver, B.C.  V6Z 1B1

Item 2. Date of Material Change

        On or about March 7, 2003

Item 3. Press Release

        N/A

Item 4. Summary of Material Change

        TAG has executed stock option agreements dated March 7, 2003 that grants an option to both Hampton Financial Partners Inc. and Republic Communications Inc. to purchase a total of 250,000 common shares of the Company upon exercise of the options.

Item 5. Full Description of Material Change

a.      STOCK OPTION AGREEMENT FOR HAMPTON FINANCIAL PARTNERS INC.

              THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER (1) THE U.S SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR
              (2) ANY APPLICABLE CANADIAN LAWS, AND MAY NEITHER BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO REGISTRATION UNDER THE 1933 ACT OR AN EXEMPTION THEREFROM NOR FOR THE BENEFIT OF A CANADIAN RESIDENT EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS.


THIS STOCK OPTION AGREEMENT is made as of the 7th day of March, 2003.

BETWEEN:
                TAG Oil Ltd., a body corporate duly incorporated pursuant to the laws of Yukon and having its head office at 887 Helmcken Street, Vancouver, BC, V6Z 1B1

                (the "Company")

AND:
                Hampton Financial Partner Inc., a body corporation duly incorporated pursuant to the laws of Yukon and having its head office at 2305-1050 Burrard Street, Vancouver, BC, V6Z 2S3

                (the "Optionee")

WHEREAS the Company wishes to encourage the best effort of the Optionee and to recognize the Optionee's efforts be granting the to Optionee options to purchase shares in the capital stock of the Company (the "Option).

WHEREAS the Option is being granted pursuant to exemptions from registration afforded by Regulation S ("Regulation S") as promulgated be the United States Securities and Exchange Commission ("SEC"), under the United States Securities Act of 1933, as amended and regulations thereto (the "1933 Act") and under the British Columbia Securities Act and rules and regulations thereto (the B.C. Act) (the 1933 Act and the B.C. Act are collectively referred to herein as the "Securities Laws").

NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

INTERPRETATION

1. For the purposes of clauses 6, 8, and 9 of this Agreement, all references to the "Company" will, unless the context otherwise requires, include all subsidiaries of the Company.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

2. The Optionee represents and warrants that the Optionee is not a U.S. Person as defined in US Securities legislation meaning generally a citizen or resident of the United States and the grant of the Option hereunder was not made to the Optionee while he/she was actually present in the United States.

3. If the Optionee is a corporation, the Optionee represents and warrants that:

        (a) The Optionee is wholly-owned by the undersigned signatory unless the Company has otherwise consented in writing, and

        (b) The execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

GRANT OF OPTION

4. The Company hereby grants to the Optionee the Option to purchase all or any portion of 150,000 fully paid common shares (" Optioned Shares") of the Company from treasury, exercisable at the price of US$0.40 per share (the "Exercise Price"). Until on or before March 7, 2005 (the "Expiry Date"). The Optioned Shares will vest completely immediately, vesting as to 100%.

5. The Option is exercisable by notice in writing to the Company Secretary accompanied by a certified cheque or equivalent form of guaranteed payment in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates or equivalent type of proof of ownership in the name of the Optionee for the number of shares so purchased.

6. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares. This Agreement does not constitute an employment agreement nor any commitment to employ or retain the Optionee and any relationship governing the Optionee's remunerative relationship with the Company will be governed be a separate agreement or, failing which, applicable law.

RESTRICTION ON TRANSFER OF OPTION AND SHARES

7. The Option will not be transferable or assignable by the Optionee and the Option may be exercised during the lifetime of the Optionee only by the Optionee, except as permitted by paragraph 9.

8. The Optionee acknowledges and agrees that the Optioned Shares will be subject to the following resale restrictions and conditions:

        (a) Prior to the expiration of 40 days following the exercise of the Option hereunder, the Optionee may not offer, transfer or sell the Optioned Shares to a U.S Person, or a person in the United States;

        (b) The Optioned Shares may not be resold to a resident of any Province of Canada, other that a resident of British Columbia, except in accordance with an exemption from the registration and prospectus requirements under the securities laws and regulations applicable in such Province;

        (c) If the Optionee is a Senior Officer or Director of the Company, the Optioned Shares may not be resold, unless the Optionee has no reasonable grounds to believe that the Company is in default of securities legislation; and

        (d) If the Optionee is a resident of a jurisdiction other that the province of British Columbia, Canada, the Optioned Shares may also be subject to additional hold periods in such jurisdiction and it is the obligation of the Optionee to comply with such local rules.

9. If the Optionee should die while this Agreement is in effect then, the Option may then be exercised by the legal heirs or personal representative of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date, but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

ADJUSTMENT

10. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ration.

COVENANTS OF THE COMPANY AND OPTIONEE

11. The Optionee covenants and agrees to complete, execute and deliver to the Company such further documents and assurances as may be necessary to carry out the terms of this Agreement. Optionee will disclose the existence of this option in all public communications about the Company.

12. The Optionee covenants and agrees not to exercise the Option hereunder if at the time of exercise the Optionee is a U.S Person or the Optionee is present in the United States, unless a legal opinion satisfactory to the Company has been delivered to the Company confirming compliance by the Optionee with sate and federal securities laws and regulation in connection with the exercise of the Option.

13. The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

14. The Optionee covenants and agrees to disclose the existence and terms of this option in any published investor relations materials prepared by Optionee or with its assistance involving the Company, including publications by third parties to whom Optionee or its affiliates may render assistance.

15. The Optionee covenants and agrees to sign and be bound by all documents required in connection with and application for listing on any stock exchange or trading facility, including any amendments to this Option Agreement required in order for the Company to comply with or otherwise meet listing requirements of any such stock exchange or trading facility (e.g. resale rules or restriction pertaining to optioned shares), provided that the Company will use reasonable efforts to preserve the terms of this Agreement.

16. The Optionee acknowledges there may be taxable benefits arising out of the exercise and/or resale of the Optioned Shares and that the Optionee may receive a deemed benefits government reporting slip as a consequence. The Optionee agrees to duly pay any taxes due on any stock option benefit and indemnifies the Company and its directors from any liability for the Optionee's tax obligations. The Optionee authorizes the Company to withhold any amounts due to be remitted to any government from the Optioned Shares to be received on exercise of the Option where the Company is required to do so under applicable law.

GENERAL PROVISIONS

17.     Time will be of the essence of the Agreement.

18. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in paragraph 9.

19. This agreement may be executed in counterparts, which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and al such counterparts when read together constitute one and the same instrument.

IN WITNESS WHEREF the parties have hereunto caused these presents to be executed as of the day and year first above written.


Signed for and on behalf of TAG Oil Ltd  by     )
its duly authorized attorney in the presence    )
of:                                             )
                                                )
                                                )
"Dan Brown"                                     )         "Garth Johnson"
------------------------------------------------          --------------------------------------
Witness                                         )         Authorized Signatory
                                                )
                                                )


Signed for and on behalf of Hampton Financial   )
Partners Inc. by its duly authorized attorney   )
in the presence of:                             )
                                                )
                                                )
"Arne Raabe"                                    )         "Rory O'Byrne"
------------------------------------------------          --------------------------------------
Witness                                         )         Authorized Signatory
                                                )
                                                )

              b. STOCK OPTION AGREEMENT FOR REPUBLIC COMMUNICATIONS INC.

              THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER (1) THE U.S SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, OR
              (2) ANY APPLICABLE CANADIAN LAWS, AND MAY NEITHER BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S PERSONS (AS DEFINED IN REGULATION S), EXCEPT PURSUANT TO REGISTRATION UNDER THE 1933 ACT OR AN EXEMPTION THEREFROM NOR FOR THE BENEFIT OF A CANADIAN RESIDENT EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS.


THIS STOCK OPTION AGREEMENT is made as of the 7th day of March, 2003.

BETWEEN:
                TAG Oil Ltd., a body corporate duly incorporated pursuant to the laws of Yukon and having its head office at 887 Helmcken Street, Vancouver, BC, V6Z 1B1

                (the "Company")

AND:
                Republic Communications Inc., a body corporation duly incorporated pursuant to the laws of Yukon and having its head office at 1506-1050 Burrard Street, Vancouver, BC, V6Z 2S3

                (the "Optionee")

WHEREAS the Company wishes to encourage the best effort of the Optionee and to recognize the Optionee's efforts be granting the to Optionee options to purchase shares in the capital stock of the Company (the "Option).

WHEREAS the Option is being granted pursuant to exemptions from registration afforded by Regulation S ("Regulation S") as promulgated be the United States Securities and Exchange Commission ("SEC"), under the United States Securities Act of 1933, as amended and regulations thereto (the "1933 Act") and under the British Columbia Securities Act and rules and regulations thereto (the B.C. Act) (the 1933 Act and the B.C. Act are collectively referred to herein as the "Securities Laws").

NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

INTERPRETATION

1. For the purposes of clauses 6, 8, and 9 of this Agreement, all references to the "Company" will, unless the context otherwise requires, include all subsidiaries of the Company.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

2. The Optionee represents and warrants that the Optionee is not a U.S. Person as defined in US Securities legislation meaning generally a citizen or resident of the United States and the grant of the Option hereunder was not made to the Optionee while he/she was actually present in the United States.

3. If the Optionee is a corporation, the Optionee represents and warrants that:

        (a) The Optionee is wholly-owned by the undersigned signatory unless the Company has otherwise consented in writing, and

        (b) The execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

GRANT OF OPTION

4. The Company hereby grants to the Optionee the Option to purchase all or any portion of 100,000 fully paid common shares (" Optioned Shares") of the Company from treasury, exercisable at the price of US$0.40 per share (the "Exercise Price"). Until on or before March 7, 2005 (the "Expiry Date"). The Optioned Shares will vest completely immediately, vesting as to 100%.

5. The Option is exercisable by notice in writing to the Company Secretary accompanied by a certified cheque or equivalent form of guaranteed payment in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates or equivalent type of proof of ownership in the name of the Optionee for the number of shares so purchased.

6. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares. This Agreement does not constitute an employment agreement nor any commitment to employ or retain the Optionee and any relationship governing the Optionee's remunerative relationship with the Company will be governed be a separate agreement or, failing which, applicable law.

RESTRICTION ON TRANSFER OF OPTION AND SHARES

7. The Option will not be transferable or assignable by the Optionee and the Option may be exercised during the lifetime of the Optionee only by the Optionee, except as permitted by paragraph 9.

8. The Optionee acknowledges and agrees that the Optioned Shares will be subject to the following resale restrictions and conditions:

        (a) Prior to the expiration of 40 days following the exercise of the Option hereunder, the Optionee may not offer, transfer or sell the Optioned Shares to a U.S Person, or a person in the United States;

        (b) The Optioned Shares may not be resold to a resident of any Province of Canada, other that a resident of British Columbia, except in accordance with an exemption from the registration and prospectus requirements under the securities laws and regulations applicable in such Province;

        (c) If the Optionee is a Senior Officer or Director of the Company, the Optioned Shares may not be resold, unless the Optionee has no reasonable grounds to believe that the Company is in default of securities legislation; and

        (d) If the Optionee is a resident of a jurisdiction other that the province of British Columbia, Canada, the Optioned Shares may also be subject to additional hold periods in such jurisdiction and it is the obligation of the Optionee to comply with such local rules.

9. If the Optionee should die while this Agreement is in effect then, the Option may then be exercised by the legal heirs or personal representative of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date, but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

ADJUSTMENT

10. In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ration.

COVENANTS OF THE COMPANY AND OPTIONEE

11. The Optionee covenants and agrees to complete, execute and deliver to the Company such further documents and assurances as may be necessary to carry out the terms of this Agreement. Optionee will disclose the existence of this option in all public communications about the Company.

12. The Optionee covenants and agrees not to exercise the Option hereunder if at the time of exercise the Optionee is a U.S Person or the Optionee is present in the United States, unless a legal opinion satisfactory to the Company has been delivered to the Company confirming compliance by the Optionee with sate and federal securities laws and regulation in connection with the exercise of the Option.

13. The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

14. The Optionee covenants and agrees to disclose the existence and terms of this option in any published investor relations materials prepared by Optionee or with its assistance involving the Company, including publications by third parties to whom Optionee or its affiliates may render assistance.

15. The Optionee covenants and agrees to sign and be bound by all documents required in connection with and application for listing on any stock exchange or trading facility, including any amendments to this Option Agreement required in order for the Company to comply with or otherwise meet listing requirements of any such stock exchange or trading facility (e.g. resale rules or restriction pertaining to optioned shares), provided that the Company will use reasonable efforts to preserve the terms of this Agreement.

16. The Optionee acknowledges there may be taxable benefits arising out of the exercise and/or resale of the Optioned Shares and that the Optionee may receive a deemed benefits government reporting slip as a consequence. The Optionee agrees to duly pay any taxes due on any stock option benefit and indemnifies the Company and its directors from any liability for the Optionee's tax obligations. The Optionee authorizes the Company to withhold any amounts due to be remitted to any government from the Optioned Shares to be received on exercise of the Option where the Company is required to do so under applicable law.

GENERAL PROVISIONS

17.     Time will be of the essence of the Agreement.

18. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in paragraph 9.

19. This agreement may be executed in counterparts, which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and al such counterparts when read together constitute one and the same instrument.

IN WITNESS WHEREF the parties have hereunto caused these presents to be executed as of the day and year first above written.


Signed for and on behalf of TAG Oil Ltd  by     )
its duly authorized attorney in the presence    )
of:                                             )
                                                )
                                                )
"Dan Brown"                                     )         "Garth Johnson"
------------------------------------------------          --------------------------------------
Witness                                         )         Authorized Signatory
                                                )
                                                )


Signed for and on behalf of Republic            )
Communications Inc. by its duly authorized      )
attorney in the presence of:                    )
                                                )
                                                )
"Reed Harris"                                   )         "D'Arcy Harris"
------------------------------------------------          --------------------------------------
Witness                                         )         Authorized Signatory
                                                )
                                                )


Item 6.         Reliance on Section 85(2) of the Act

                N/A

Item 7.         Omitted Information

                None

Item 8.         Senior Officers

                Garth Johnson, Corporate Secretary and Chief Financial Officer
                (604) 682-6496

Item 9.         Statement of Senior Officer

                The foregoing accurately discloses the material change referred to herein.

March 12, 2003  "Garth Johnson"
                _______________________________
                Garth Johnson, Corporate Secretary/Chief Financial
                Officer

                Place of Declaration:  Vancouver, British Columbia